Exhibit 4.7

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

THIS RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this “Agreement”) is entered into as of September 6, 2006 by and among PERFECT WORLD CO., LTD., an exempted company duly incorporated and validly existing under the laws of the Cayman Islands (the “Company”), each of the persons set forth in Schedule A hereto (the “Founders” and each, a “Founder”), PERFECT HUMAN HOLDING COMPANY LIMITED, a business company organized under the laws of the British Virgin Islands (“Perfect Human”), PROSPEROUS WORLD COMPANY LIMITED, a business company organized under the laws of the British Virgin Islands (“Prosperous World”) and SB ASIA INVESTMENT FUND II, L.P., a limited partnership organized and existing under the laws of Cayman Islands and its affiliate companies (the “Investors”).

Capitalized terms used herein without definitions shall have the meanings set forth in the Share Purchase Agreement (as defined below).

RECITALS

A.	The Company, Perfect Human, Prosperous World, the Investors and the Founders have entered into a Series A Preferred Share Purchase Agreement dated September , 2006 (the “Share Purchase Agreement”).

B.	It is a condition precedent under the Share Purchase Agreement that the Company, the Investors and the Founders enter into this Agreement for the purpose of setting forth herein the right of first refusal and co-sale rights.

WITNESSETH

NOW, THEREFORE, in consideration of the premises set forth above, the mutual promises and covenants set forth herein and other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Definitions. The following terms shall have the meanings ascribed to them below:

“Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For purposes of this Agreement, “control” means, when used with respect to any Person, power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “affiliated,” “controlling” and “controlled” have meanings correlative to the foregoing.

“Equity Securities” means any Ordinary shares or Ordinary share Equivalents of the Company.

“Holder” means each Investor, together with the permitted transferees and assigns of such Investor who become parties to this Agreement.

“Liquidation Event” means (i) any liquidation, winding-up or dissolution of the Company; (ii) any, consolidation, amalgamation or merger of the Company with or into any Person, or any other corporate reorganization, in which the members of the Company immediately before such transaction own less than fifty percent (50%) of the Company’s voting power immediately after such transaction (excluding any transaction effected solely for tax purposes or to change the Company’s domicile); (iii) sale of all or substantially all of the assets of the Company, or (iv) the exclusive licensing of all or substantially all of the Company’s intellectual property to a third party.

“Ordinary shares” means the Company’s ordinary shares, with a par value of US$0.001 per share.

“Ordinary share Equivalents” means warrants, options and rights exercisable for Ordinary shares or securities convertible into or exchangeable for Ordinary shares, including, without limitation, the Series A Preferred Shares.

“Permitted Transferee” has the meaning set forth in Section 2.5 hereof.

“Qualified IPO” has the meaning given to such term in the Company’s Memorandum and Articles of Association, as amended and restated from time to time.

“Series A Preferred Shares” means the Company’s Series A Preferred Shares, with a par value of US$0.001 per share, to be issued pursuant to the Share Purchase Agreement and issued to Perfect Human and Prosperous World prior to the Share Purchase Agreement.

“Shares” means Ordinary shares or Series A Preferred Shares.

2. Rights of First Refusal and Co-Sale Rights

2.1 Prohibition on Transfer of Shares.

(a) Holders of Ordinary shares. Except as provided in Sections 2.2 through 2.5 of this Agreement, none of the Founders, regardless of such Founder’s employment status with the Company, Perfect Human and Prosperous World, may transfer any direct or indirect interest in any Equity Securities now or hereafter owned or held by such Founders, Perfect Human and Prosperous World prior to a Qualified IPO, unless otherwise approved in writing by the Holders. For the purposes hereof, redemption or repurchase of shares by the Company shall not be prohibited under this clause.

(b) Prohibited Transfers Void. Any transfer of Equity Securities by any Founder, Perfect Human and Prosperous World not made in compliance with this Agreement shall be null and void as against the Company, shall not be recorded on the books of the Company and shall not be recognized by the Company.

2.2 Rights of First Refusal.

(a) Transfer Notice. Prior to the closing of a Qualified IPO, if any Founder, Perfect Human or Prosperous World proposes to transfer Equity Securities to one or more third parties pursuant to an understanding with such third parties (a “Transfer”, such holder a “Transferor”), then the Transferor shall give the Company and each Holder written notice of the Transferor’s intention to make the Transfer (the “Transfer Notice”), which shall include (i) a description and number of the Equity Securities to be transferred (the “Offered Shares”), (ii) subject to any applicable non-disclosure agreement with such third party, the identity of the prospective transferee and (iii) the consideration and the material terms and conditions upon which the proposed Transfer is to be made. The Transfer Notice shall certify that the Transferor has received a firm offer from the prospective transferee and in good faith believes a binding agreement for the Transfer is obtainable on the terms set forth in the Transfer Notice.

(b) Holders’ Option.

(i) Each Holder shall have an option for a period of twenty (20) days following the Holder’s receipt of the Transfer Notice to elect to purchase its respective pro rata share of the Offered Shares at the same price and subject to the same material terms and conditions as described in the Transfer Notice.

(ii) Each Holder may exercise such purchase option and, thereby, purchase all or any portion of its pro rata share (with any re-allotments as provided below) of the Offered Shares, by notifying Transferor and the Company in writing, before expiration of the twenty (20) day period as to the number of such shares that it wishes to purchase (including any re-allotment).

(iii) Each Holder’s pro rata share of the Offered Shares shall be a fraction, the numerator of which shall be the number of Equity Securities (assuming the exercise, conversion and exchange of any Ordinary shares Equivalents) owned by such Holder on the date of the Transfer Notice and the denominator of which shall be the total number of Equity Securities (assuming the exercise, conversion and exchange of any Ordinary shares Equivalents) held by all Holders on such date.

(iv) If any Holder fails to exercise such purchase option pursuant to this Section 2.2, the Transferor shall give notice of such failure (the “Re-allotment Notice”) to the Company and to each other Holder that elected to purchase its entire pro rata share of the Offered Shares (the “Purchasing Holders”). Such Re-allotment Notice may be made by telephone if confirmed in writing within two (2) days. The Purchasing Holders shall have a right of re-allotment such that they shall have ten (10) days from the date such Re-allotment Notice was given to elect to increase the number of Offered Shares they agreed to purchase under Section 2.2(b)(i) to include their respective pro rata share of the Offered Shares contained in any Re-allotment Notice.

(v) Subject to applicable securities Laws, each Holder shall be entitled to apportion Offered Shares to be purchased among its partners and Affiliates upon written notice to the Company and the Transferor.

(vi) If a Holder gives the Transferor notice that it desires to purchase Offered Shares, then payment for the Offered Shares shall be by check or wire transfer in immediately available funds of the appropriate currency, against delivery of certificates for the Offered Shares to be purchased and properly endorsed transfer at a place agreed by the Transferor and all the participating Holders and at the time of the scheduled closing therefor, which shall be no later than forty-five (45) days after the Company’s receipt of the Transfer Notice, unless such notice contemplated a later closing with the prospective third party transferee or unless the value of the purchase price has not yet been established pursuant to Section 2.2(c).

(vii) Regardless of any other provision of this Agreement, if the Holders fail to exercise their purchase option pursuant to this Section 2.2 with respect to all (and not less than all) of the Offered Shares, then the Transferor shall be under no obligation to transfer the Offered Shares to the Holders pursuant to this Section 2.2 and shall instead be free to sell such Offered Shares pursuant to the Transfer Notice, subject to Sections 2.3 and 2.4.

(viii) The Transferor shall have the right to terminate or withdraw any Transfer Notice and any intent to transfer Offered Shares at any time, whether or not any Holder has elected to purchase under this Section 2.2 any Offered Shares offered thereby.

(c) Valuation of Property.

(i) Should the purchase price specified in the Transfer Notice be payable in property other than cash or evidences of indebtedness, the Holders shall have the right to pay the purchase price in the form of cash equal in amount to the fair market value of such property.

(ii) If the Transferor and the Holders cannot agree on such cash value within seven (7) days after the Holders’ receipt of the Transfer Notice, the valuation shall be made by an appraiser of internationally recognized standing jointly selected by the Transferor and the Holders or, if they cannot agree on an appraiser within ten (10) days after the Holders’ receipt of the Transfer Notice, each shall select an appraiser of internationally recognized standing and the two appraisers shall designate a third appraiser of internationally recognized standing, whose appraisal shall be determinative of such value.

(iii) The cost of such appraisal shall be shared equally by the Transferor and the Holders, with the half of the cost borne by the Holders to be borne pro rata by each Holder based on the number of shares such Holder has elected to purchase pursuant to this Section 2.

(iv) If the value of the purchase price offered by the prospective transferee is not determined within the forty-five (45) day period specified in Section 2.2(b)(vi) above, the closing of the Holders’ purchase shall be held on or prior to the fifth (5th) business day after such valuation shall have been made pursuant to this Section 2.2(c).

2.3 Right of Co-Sale.

(a) To the extent the Holders do not exercise their respective rights of first refusal as to all of the Offered Shares pursuant to Section 2.2, each Holder shall have the right to participate in such sale of Equity Securities on the same terms and conditions as specified in the Transfer Notice by notifying the Transferor in writing within twenty (20) days after receipt of the Transfer Notice referred to in Section 2.2(a) (such Holder, a “Selling Holder”).

(i) Such Selling Holder’s notice to the Transferor shall indicate the number of Equity Securities the Selling Holder wishes to sell under its right to participate.

(ii) To the extent one or more of the Holders exercise such right of participation in accordance with the terms and conditions set forth below, the number of Equity Securities that the Transferor may sell in the Transfer shall be correspondingly reduced.

(b) Each Selling Holder may elect to sell up to such number of Equity Securities equal to the product of (i) the aggregate number of the Offered Shares being transferred following the exercise or expiration of all rights of first refusal pursuant to Section 2.2 hereof by (ii)

a fraction, the numerator of which is the number of Ordinary shares (including the number of Ordinary shares that would be issuable upon the exercise, conversion or exchange of Ordinary share Equivalents) owned by the Selling Holder on the date of the Transfer Notice and the denominator of which is the total number of Ordinary shares (including the number of Ordinary shares that would be issuable upon the exercise, conversion or exchange of Ordinary share Equivalents) owned by all Selling Holders and the Transferor on the date of the Transfer Notice.

(c) Each Selling Holder shall effect its participation in the sale by promptly delivering to the Transferor for transfer to the prospective purchaser one or more certificates, properly endorsed for transfer, which represent the type and number of Equity Securities which such Selling Holder elects to sell; provided, however that if the prospective third-party purchaser objects to the delivery of Equity Securities in lieu of Ordinary shares, such Selling Holder shall only deliver Ordinary shares (and therefore shall convert any such Equity Securities into Ordinary shares) and certificates corresponding to such Ordinary shares. The Company agrees to make any such conversion concurrent with the actual transfer of such shares to the purchaser and contingent on such transfer.

(d) The share certificate or certificates that a Selling Holder delivers to the Transferor pursuant to Section 2.3(c) shall be transferred to the prospective purchaser in consummation of the sale of the Equity Securities pursuant to the terms and conditions specified in the Transfer Notice, and the Transferor shall concurrently therewith remit to such Selling Holder that portion of the sale proceeds to which such Selling Holder is entitled by reason of its participation in such sale.

(e) To the extent that any prospective purchaser prohibits the participation of a Selling Holder exercising its co-sale rights hereunder in a proposed Transfer or otherwise refuses to purchase shares or other securities from a Selling Holder exercising its co-sale rights hereunder, the Transferor shall not sell to such prospective purchaser any Equity Securities unless and until, simultaneously with such sale, the Transferor shall purchase from such Selling Holder such shares or other securities that such Selling Holder would otherwise be entitled to sell to the prospective purchaser pursuant to its co-sale rights for the same consideration and on the same terms and conditions as the proposed transfer described in the Transfer Notice.

2.4 Non-Exercise of Rights.

(a) Subject to any other applicable restrictions on the sale of such shares, to the extent that the Holders have not exercised their rights to purchase the Offered Shares within the time periods specified in Section 2.2 and the Holders have not exercised their rights to participate in the sale of the Offered Shares within the time periods specified in Section 2.3, the Transferor shall have a period of sixty (60) days from the expiration of such rights in which to sell the Offered Shares, as the case may be, to the third-party transferee identified in the Transfer Notice upon terms and conditions (including the purchase price) no more favorable to the purchaser than those specified in the Transfer Notice.

(b) In the event the Transferor does not consummate the sale or disposition of the Offered Shares within sixty (60) days from the expiration of such rights, the Holders’ first refusal rights and co-sale rights shall continue to be applicable to any subsequent disposition of the Offered Shares by the Transferor until such rights lapse in accordance with the terms of this Agreement.

(c) The exercise or non-exercise of the rights of the Holders under this Section 2 to purchase Equity Securities from a Transferor or participate in the sale of Equity Securities by a Transferor shall not adversely affect their rights to make subsequent purchases from the Transferor of Equity Securities or subsequently participate in sales of Equity Securities by the Transferor hereunder.

2.5 Limitations to Rights of First Refusal and Co-Sale. (a) Notwithstanding the provisions of this Section 2, a Founder may sell or otherwise assign, with or without consideration, any Equity Securities now or hereafter held by such Founder, to an entity wholly-owned by such Founder, or to any spouse, lineal ancestors and descendants, or to a trust, custodian, trustee, executor, or other fiduciary for the account of any of the foregoing, or to a trust for the Founder’s account, or a charitable remainder trust (collectively, the “Permitted Transferees” and each, a “Permitted Transferee”) and such sale or assignment shall not be subject to Sections 2.1, 2.2 or 2.3, provided that (i) each such Permitted Transferee, prior to the completion of the sale, transfer, or assignment, shall have executed documents, in form and substance reasonably satisfactory to the Holders, assuming the obligations of the Founder under this Agreement, including but not limited to Section 2.1 hereof, with respect to the transferred securities and (ii) each Permitted Transferee shall have executed and delivered to the transferring Founder (with a copy to the Company) an irrevocable, unconditional and permanent power of attorney, all in form and manner reasonably satisfactory to the Holders, effective immediately after the closing of such sale or assignment, appointing the transferring Founder (or his existing attorney-in-fact) as such Permitted Transferee’s attorney-in-fact and authorizing him to vote, in his absolute discretion as the attorney-in-fact of the Permitted Transferee, any and all Equity Securities of the Company owned by such Permitted Transferee with respect to any Company related matters; and provided further, that each Founder shall make no more than one (1) transfer to a Permitted Transferee under this Section 2.5. In addition to the foregoing, each Founder may sell or otherwise assign any Equity Securities now or hereafter held by such Founder to another Founder, and such sale or assignment will not be subject to Sections 2.1, 2.2 or 2.3.

(b) The Investors will inform the Company in a timely manner of their intent of transferring Series A Preferred Shares, such transfers, however, are not subject to a right of first refusal, co-sale rights, or other contractual conditions or restrictions on transfer, except as required by law.

3. Assignments and Transfers; No Third Party Beneficiaries. Except as otherwise provided herein, this Agreement and the rights and obligations of the parties hereunder shall inure to the benefit of, and be binding upon, their respective successors, assigns and legal representatives, but shall not otherwise be for the benefit of any third party. Except as otherwise provided herein, the rights of any Holder hereunder are only assignable in connection with the transfer (subject to applicable securities and other Laws) of Equity Securities held by such Holder but only to the extent of such transfer; provided, however, that (1) the transferor shall, prior to the effectiveness of such transfer, furnish to the Company written notice of the name and address of such transferee and the Equity Securities that are being assigned to such transferee, and (2) such transferee shall, concurrently with the effectiveness of such transfer, become a party to this Agreement as a Holder and be subject to all applicable restrictions set forth in this Agreement. This Agreement and the rights and obligations of any party hereunder shall not otherwise be assigned without the mutual written consent of the other parties.

4. Legend. Each existing or replacement certificate for Shares now owned or hereafter acquired by the Founders shall bear the following legend:

“THE SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND BETWEEN THE MEMBER, THE COMPANY AND CERTAIN HOLDERS OF SHARES OF THE COMPANY. COPIES OF SUCH AGREEMENTS MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY.”

5. Further Instruments and Actions. The parties agree to execute such further instruments and to take such further action as may reasonably be necessary to carry out the intent of this Agreement. Each party agrees to cooperate affirmatively with the other parties, to the extent reasonably requested by another party, to enforce rights and obligations pursuant hereto.

6. Miscellaneous

6.1 Governing Law. This Agreement shall be governed by and construed under the laws of New York without regard to conflicts of law provisions.

6.2 Notices. Any notice required or permitted pursuant to this Agreement shall be given in writing and shall be given either personally or by next-day or second-day courier service, facsimile transmission, electronic mail or similar means to the address as shown below the signature of such party on the signature page of this Agreement (or at such other address as such party may designate by 15 days’ advance written notice to the other parties to this Agreement given in accordance with this Section). Where a notice is sent by next-day or second-day courier service, service of the notice shall be deemed to be effected by properly addressing, pre-paying and sending by next-day or second-day service through an internationally-recognized courier a letter containing the notice, with a confirmation of delivery, and to have been effected at the expiration of two days after the letter containing the same is sent as aforesaid. Where a notice is sent by facsimile transmission or electronic mail, service of the notice shall be deemed to be effected by properly addressing, and sending such notice through a transmitting organization, with a written confirmation of delivery, and to have been effected on the day the same is sent as aforesaid.

6.3 Term. This Agreement shall terminate upon the earlier of the closing of a Qualified IPO or a Liquidation Event.

6.4 Entire Agreement. This Agreement, the Share Purchase Agreement, the Shareholders’ Agreement of even date herewith between and among the parties hereto and the exhibits hereto and thereto contain the entire understanding of the parties hereto with respect to the subject matter hereof, and supersede all other agreements between or among any of the parties with respect to the subject matter hereof.

6.5 Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each of (i) the Company, (ii) Founders holding a majority of the then-outstanding Equity Securities then held by all Founders assuming the exercise, conversion and exchange of any Ordinary share Equivalents (provided that any amendment that disproportionately and adversely affects any Founder shall also require the consent of such affected Founder), and (iii) Holders representing a majority of the Series A Preferred Shares then held by all Holders. Any amendment or waiver effected in accordance with this paragraph shall be binding upon the parties and their respective successors and assigns.

6.6 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

6.7 Attorney’s Fees. In the event that any dispute among the parties to this Agreement should result in litigation, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including, without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

6.8 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience and ease of reference only and are not to be considered in construing or interpreting this Agreement.

6.9 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile and e-mailed copies of signatures shall be deemed to be originals for purposes of the effectiveness of this Agreement.

6.10 Dispute Resolution.

(a) Any dispute, controversy or claim arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall first be subject to resolution through consultation of the parties to such dispute, controversy or claim. Such consultation shall begin within seven (7) days after one party hereto has delivered to the other party hereto a written request for such consultation. If within thirty (30) days following the commencement of such consultation the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of either party with notice to the other.

(b) The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “Centre”). There shall be three arbitrators. The Holders and the Founders involved in such dispute shall each select one arbitrator within thirty (30) days after giving or receiving the demand for arbitration. Such arbitrators shall be freely selected, and the parties shall not be limited in their selection to any prescribed list. The Chairman of the Centre shall select the third arbitrator, who shall be qualified to practice law in New York. If either party does not appoint an arbitrator who has consented to participate within thirty (30) days after selection of the first arbitrator, the relevant appointment shall be made by the Chairman of the Centre.

(c) The arbitration proceedings shall be conducted in English. The arbitration tribunal shall apply the Arbitration Rules of the Centre in effect at the time of the arbitration. However, if such rules are in conflict with the provisions of this Section 6.10, including the provisions concerning the appointment of arbitrators, the provisions of this Section 6.10 shall prevail.

(d) The arbitrators shall decide any dispute submitted by the parties to the arbitration strictly in accordance with the substantive law of New York and shall not apply any other substantive Law.

(e) Each party hereto shall cooperate with the other in making full disclosure of and providing complete access to all information and documents requested by the other in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such party.

(f) The award of the arbitration tribunal shall be final and binding upon the disputing parties, and either party may apply to a court of competent jurisdiction for enforcement of such award.

(g) Either party shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

6.11 Rights Cumulative. Each and all of the various rights, powers and remedies of a party hereto will be considered to be cumulative with and in addition to any other rights, powers and remedies which such party may have at law or in equity in the event of the breach of any of the terms of this Agreement. The exercise or partial exercise of any right, power or remedy will neither constitute the exclusive election thereof nor the waiver of any other right, power or remedy available to such party.

6.12 No Waiver. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof will not be deemed a waiver of such term, covenant, or condition, nor will any waiver or relinquishment of, or failure to insist upon strict compliance with, any right, power or remedy power hereunder at any one or more times be deemed a waiver or relinquishment of such right, power or remedy at any other time or times.

6.13 No Presumption. The parties acknowledge that any applicable law that would require interpretation of any claimed ambiguities in this Agreement against the party that drafted it has no application and is expressly waived. If any claim is made by a party relating to any conflict, omission or ambiguity in the provisions of this Agreement, no presumption or burden of proof or persuasion will be implied because this Agreement was prepared by or at the request of any party or its counsel.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

COMPANY:	PERFECT WORLD CO., LTD.

For and on behalf of Perfect World Co., Ltd.

	By:	/s/ Chi Yufeng
Name:
	Capacity:	Authorized Signatory

	Address:	PO Box 309GT Ugland House
135 South Church Street
George Town, Grand Cayman
Cayman Islands

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

FOUNDERS:	/s/ Chi Yufeng
CHI YUFENG
Passport Number: 110108197109148935
	Address:	Room 1205 Unit 2 Building 5 Jindu Xiaoqu
Yangzheng, Shunyi District, Beijing
People’s Republic of China

Fax: + 86 (10) 58851012

/s/ Su Huan
SU HUAN
Passport Number: 120102197304291730
	Address:	10-1-301 Hejinli, Daqiao Road,
Hedong District, Tianjin
People’s Republic of China

Fax: + 86 (10) 6586-5910

/s/ Chen Furui
CHEN FURUI
Passport Number: 110108195901298217
	Address:	2-3-353 No.48 Block, Jiaoda East Road,
Haidian District, Beijing
People’s Republic of China

Fax: + 86 (10) 62790677

/s/ Sharon Wei
SHARON WEI
Passport Number: Z7946766
	Address:	Room 1705, Building No.2, Xiandaicheng,88
Jianguolu, Chaoyang District, Beijing
People’s Republic of China

Fax: + 86 (10) 85804869

/s/ Fang Fang
FANG FANG
Passport Number: H90122213
	Address:	41C Estoril Court, 51 Garden Road,
Central Hong Kong

Fax: + 00852-25360747

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

PERFECT HUMAN HOLDING COMPANY LIMITED

For and on behalf of Perfect Human Holding Company Limited

By:	/s/ Chi Yufeng
Name:
Capacity:	Authorized Signatory

Address:	PO Box 173 Kingston Chambers
Road Town, Tortola, British Virgin Islands

PROSPEROUS WORLD COMPANY LIMITED

For and on behalf of Prosperous World Company Limited

By:	/s/ Su Huan
Name:
Capacity:	Authorized Signatory

Address:	PO Box 173 Kingston Chambers
Road Town, Tortola, British Virgin Islands

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

INVESTOR(S):	SB ASIA INVESTMENT FUND II, L.P.

	By:	/s/ Andrew Y. Yan
	Name:	Andrew Y. Yan
	Capacity:	Authorized Signatory

Address:
c/o M&C Corporate Services Limited
PO Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

With a copy to:
c/o SAIF Advisors
1001 China Resources Building
No. 8 Jianguomenbei Avenue
Beijing 100005
People’s Republic of China
Attention: Daniel Yang
Fax: +86 (10) 8519-2048

And a copy to:
c/o SAIF Advisors
Suites 2115-2118, Two Pacific Place
88 Queensway, Hong Kong
Attention: Brandon Lin
Fax: +(852) 2234-9116

SCHEDULE A

FOUNDERS

CHI YUFENG

SU HUAN

CHEN FURUI

SHARON WEI

FANG FANG